

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2017

Via E-mail
Ryan Ashton
Chief Executive Officer
Great Basin Scientific, Inc.
420 E. South Temple, Suite 520
Salt Lake City, UT 84111

> **Re: Great Basin Scientific, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2017**
> **File No. 333-216045**

Dear Mr. Ashton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note footnote 4. Please revise your table to register the offering of the common stock underlying the Series J Warrants, given your disclosure on the prospectus cover that these warrants are immediately exercisable. For guidance, see the Division of Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretation, Question 103.04, available on the Commission's website.

Prospectus Cover Page

2.   Please revise your filing to include all disclosure in your prospectus other than the information that may be omitted consistent with Rule 430A. Disclosure that may not be omitted includes the volume of securities to be sold, disclosure required by Regulation S-

K Item 202(c), and the amount of securities outstanding after the offering. Also ensure that your prospectus includes information based on a *bona fide* estimate of the offering price of the securities and exercise price of the warrants. See Section II.A.7 of Release 33-6714 (May 27, 1987). We note for example your blanks on page 44.

3.   The name of the registrant, as disclosed here and on the back cover, differs from the name on the facing page of the registration statement. Please revise or advise.

Recent Corporate Developments, page 5

4.   We note disclosure in your Form RW filed January 20, 2017 that your management "believe[d] that the financing is no longer necessary to fund [your] ongoing operations" and wanted "to avoid a potentially unnecessary dilutive financing." However, less than one month later, you filed this Form S-1, which includes disclosure regarding your need to raise funds by mid-March 2017 in addition to the funds to be received in this offering. Please reconcile. Please also reconcile your statement about avoiding dilutive financings with the disclosures on pages 12-14 and 56.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Kevin Friedmann, Esq.
       Mitchell Silverberg & Knupp LLP